OVERTON, BABIARZ & ASSOCIATES, P.C.
                                ATTORNEYS AT LAW

                               DENVER TECH CENTER
                      7720 EAST BELLEVIEW AVENUE, SUITE 200
                        GREENWOOD VILLAGE, COLORADO 80111
                                 (303) 779-5900
                            Facsimile (303) 779-6006

                                                                   WENDY H. BIRD

                                October 10, 2002


VIA OVERNIGHT COURIER

Heather L. Maples, Esq.
Securities and Exchange Commission
Mail Stop 3-5
450 Fifth Street, N.W.
Washington, D.C. 20549

         Re:  Sports Information & Publishing Corp., File No. 333-81318
              ---------------------------------------------------------

Dear Ms. Maples:

     On behalf of our client, Sports Information & Publishing Corp. (the "Company"), we hereby withdraw the Form 8-A filed on August 14, 2002, pending resolution of the staff's comments of September 12, 2002 regarding the Company's Form SB-2. At such time as all comments regarding the SB-2 are resolved, the Company will refile the Form 8-A.

         Should you have any questions regarding this matter, please do not hesitate to contact me.

                                             Sincerely,
                                             Overton, Babiarz & Associates, P.C.


                                             /s/ Wendy H. Bird
                                             -----------------------------------
                                             Wendy H. Bird


cc:      Sports Information & Publishing Corp.